CROSSHAIR ENERGY CORPORATION

and

COMPUTERSHARE TRUST COMPANY OF CANADA

Warrant Indenture

Dated as of February 27, 2012

Table of Contents

Article 1	INTERPRETATION	2
1.1	Definitions	2
1.2	Gender	5
1.3	Weekends and Holidays	5
1.4	Meaning of “Outstanding”	5
1.5	Time	5
1.6	Applicable Law	5
1.7	Currency	5
Article 2	ISSUE AND TRANSFER OF WARRANTS	5
2.1	Creation, Form and Terms of Warrants	5
2.2	Transferability and Ownership of Warrants	8
2.3	Warrantholders Not Shareholders	10
2.4	Warrants to Rank Pari Passu	10
2.5	Signing of Warrants	10
2.6	Countersigning	10
2.7	Loss, Mutilation, Destruction or Theft of Warrants	10
2.8	Exchange of Warrants	11
2.9	Purchase of Warrants for Cancellation	11
2.1	Issue of Global Certificates	11
2.11	Transfer of Warrants Represented by Global Certificates	13
Article 3	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY	13
3.1	To Issue Warrants and Reserve Warrant Shares	13
3.2	To Execute Further Assurances	14
3.3	To Carry On Business	14
3.4	Reporting Issuer	14
3.5	Company not to Take any Action	14
3.6	Listing on the Toronto Stock Exchange and NYSE AMEX	14
3.7	Compliance with Covenants	15
3.8	Warrant Agent Remuneration	15
3.9	Corporate Existence	15
3.1	Notice in Writing of any Material Default	15
3.11	Accounts for Third Parties	15
3.12	Not a Filer at Time of Closing	15
Article 4	ADJUSTMENT OF NUMBER AND PRICE OF WARRANT SHARES	16
4.1	Definitions	16
4.2	Adjustments	16
4.3	Rules	20
4.4	Taking of Actions	22
4.5	Notice	23
4.6	Protection of Warrant Agent	23
Article 5	EXERCISE AND EXPIRATION OF WARRANTS	23
5.1	Exercise of Warrants	23
5.2	Effect of Exercise of Warrants	25
5.3	Partial Exercise of Warrants	25

5.4	Expiration of Warrants	25
5.5	Fractions of Shares	25
5.6	Accounting and Recording,	25
5.7	Issuance of Warrant Shares	26

Article 6	MEETINGS OF WARRANTHOLDERS	27
6.1	Definitions	27
6.2	Convening Meetings	28
6.3	Place of Meeting	28
6.4	Notice	28
6.5	Persons Entitled to Attend	28
6.6	Quorum	28
6.7	Chairman	29
6.8	Adjourned Meeting	29
6.9	Show of Hands	29
6.1	Poll	29
6.11	Regulations	29
6.12	Powers of Warrantholders	30
6.13	Powers Cumulative	31
6.14	Minutes of Meetings	31
6.15	Written Resolutions	31
6.16	Binding Effect	31
6.17	Separate Meeting of holder of FT Warrants and HD Warrants	32

Article 7	SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS	32
7.1	Provision for Supplemental Indentures for Certain Purposes	32
7.2	Successor Corporation	33

Article 8	CONCERNING THE WARRANT AGENT	33
8.1	Duties of Warrant Agent	33
8.2	Action by Warrant Agent	33
8.3	Certificate of the Company	34
8.4	Warrant Agent May Employ Experts or Agent	34
8.5	Resignation and Replacement of Warrant Agent	34
8.6	Indenture Legislation	35
8.7	Notice	35
8.8	Use of Proceeds	35
8.9	No Inquiries	35
8.1	Warrant Agent Not Required to Give Security	35
8.11	No Conflict of Interest	35
8.12	Warrant Agent Not Ordinarily Bound	35
8.13	Warrant Agent May Deal in Instruments	36
8.14	Recitals or Statements of Fact Made by Company	36
8.15	Warrant Agent’s Discretion Absolute	36
8.16	No Representations as to Validity	36
8.17	Acceptance of Agency	36
8.18	Warrant Agent’s Authority to Carry on Business	37
8.19	Indemnification of Warrant Agent	37
8.20	Not Bound to Act	37

Article 9	NOTICES	38
9.1	Notice to Company and Warrant Agent	38
9.2	Notice to Warrantholders	38

Article 10	POWER OF BOARD OF DIRECTORS	39
10.1	Board of Directors	39

Article 11	SATISFACTION AND DISCHARGE OF INDENTURE	39
11.1	Satisfaction and Discharge	39

Article 12	MISCELLANEOUS PROVISIONS	40
12.1	Further Assurances	40
12.2	Unenforceable Terms	40
12.3	Force Majeure	40
12.4	No Waiver	40
12.5	Suits By Warrantholders	40
12.6	Enurement	41
12.7	Rights of Rescission	41

WARRANT INDENTURE

THIS WARRANT INDENTURE made as of February 27, 2012.

BETWEEN:

CROSSHAIR ENERGY CORPORATION, a corporation existing under the laws of British Columbia having an office at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1

(the “Company”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company organized under the laws of Canada, having its head office at 100 University Avenue, Suite 800, Toronto, Ontario, M5J 2Y1 and a place of business at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia  V6C 3B9

(the “Warrant Agent”)

WHEREAS:

A.
The Company proposes to create and issue up to 2,241,200 FT Warrants (as defined herein) to holders of common share purchase warrants of the Company, in connection with a private placement offering of flow-through units of the Company on the date hereof;

B.
The Company also proposes to create and issue up to 5,948,500 HD Warrants (as defined herein) to holders of common share purchase warrants of the Company, in connection with a private placement offering of subscription receipts of the Company following the satisfaction of certain release conditions and the conversion of the subscription receipts to common shares and HD Warrants;

C.
Each FT Warrant shall entitle the Holder thereof to receive, upon payment of the Exercise Price (as defined herein), and subject to adjustment in certain circumstances, one FT Warrant Share (as defined herein) at any time prior to the Expiry Time (as defined herein) upon the terms and conditions herein set forth;

D.
Each HD Warrant shall entitle the Holder thereof to receive, upon payment of the Exercise Price (as defined herein), and subject to adjustment in certain circumstances, one HD Warrant Share (as defined herein) at any time prior to the Expiry Time (as defined herein) upon the terms and conditions herein set forth;

E.	The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent;

F.	The Warrant Agent has agreed to act as warrant agent on behalf of the Warrantholders (as defined herein) on the terms and conditions set forth herein;

NOW THEREFORE THIS INDENTURE WITNESSES THAT in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Indenture and the Warrant Certificates (unless there is something in the subject matter or context inconsistent therewith):

“Accelerated Expiry Date” means the date which is 20 calendar days after the Early Expiry Notice;

“Applicable Legislation” means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to warrant indentures and to the rights, duties and obligations of warrant agents thereunder, and of corporations issuing their securities under warrant indentures, to the extent that any such provisions are in force and applicable to this Indenture;

“Beneficial Owners” means a person that has a beneficial interest in a Warrant that is represented by a Global Certificate;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia or Toronto, Ontario;

“Company’s Auditors” means the firm of accountants appointed by the shareholders of the Company and serving as the auditors of the Company at the relevant time;

“Common Share” means a fully paid and non-assessable common share without par value in the capital of the Company as such capital is presently constituted;

“Current Market Price” of the Common Shares at any date means the weighted average price per share of the Common Shares on the TSX or, if the Common Shares are not then listed on the TSX, on such other stock exchange on which the Common Shares are listed as may be selected by the Directors for such purpose or, if the Common Shares are not then listed on any stock exchange, in the over-the-counter market, during the 20 consecutive Trading Days ending three Trading Days before such date; provided that the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive Trading Days by the total number of Common Shares so sold; and provided further that if the Common Shares are not then listed on any stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the Directors;

“Depository” means CDS Clearing and Depository Services Inc. (“CDS”), or its successor, or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Company, with the consent of the Warrant Agent, acting reasonably, may designate;

“Designated Provinces” means all of the provinces of Canada other than Québec;

“Director” means a director of the Company for the time being and reference to “without more action by the Directors” means action by the Directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

“Dividend Paid in the Ordinary Course” means a dividend paid on the Common Shares in any fiscal year of the Company in cash, provided that the aggregate amount of such dividends does not in such fiscal year exceed 5% of the Exercise Price, and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by a resolution passed by the Directors, subject, if applicable, to the prior consent of any stock exchange or any other over-the-counter market on which the Common Shares are traded;

“Early Expiry Notice” means the notice to be provided by the Company to the Warrantholders, at the election of the Company, if at any time after four months and one day from the closing date of the applicable offering the closing price of the Common Shares on the Toronto Stock Exchange is greater than $1.25 per share for a period of 20 consecutive trading days, such notice to be provided within 20 days of such occurrence.

“Exercise Price” means CDN$0.70 per FT Warrant Share in respect of the consideration for exercising an FT Warrant; and CDN$0.70 per HD Warrant Share in respect of the consideration for exercising an HD Warrant, subject to adjustment pursuant to Article 4;

“Expiry Date” means the earlier of: (i) February 27, 2014; or (ii) the Accelerated Expiry Date;

“Expiry Time” means 2:00 p.m. (Vancouver time) on the Expiry Date;

“FT Warrant” means a transferable common share purchase warrant, entitling the holder to purchase a FT Warrant Share at the Exercise Price on or before the Expiry Time and having the terms and conditions set out in this Warrant Indenture;

“FT Warrant Share” means the common share issued pursuant to the exercise of a FT Warrant;

“FT Warrantholder” means the registered holder of an outstanding FT Warrant;

“Global Certificate” means a Warrant Certificate that is registered in the name of the Depository or its nominee pursuant to Section 2.10 for the purpose of being held by or on behalf of the Depository as custodian for Participants and Beneficial Owners;

“HD Warrant” means a transferable common share purchase warrant, entitling the holder to purchase a HD Warrant Share at the Exercise Price on or before the Expiry Time and having the terms and conditions set out in this Warrant Indenture;

“HD Warrant Share” means the common share issued pursuant to the exercise of a HD Warrant;

“HD Warrantholder” means the registered holder of an outstanding HD Warrant.

“Indenture”, “herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Indenture and not to any particular Article, Section, subsection, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number mean and refer to the specified Article, Section, subsection or paragraph of this Indenture;

“NYSE AMEX” means the NYSE AMEX Equities;

“Participant” means a person recognized by the Depository as a participant in the book entry only securities registration and transfer system administered by the Depository;

“Regulation D” means Regulation D under the U.S. Securities Act;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Subsidiary of the Company” means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

“Trading Days” means any day on which the TSX (or such other exchange on which the Common Shares are listed and which forms the primary trading market for the Common Shares) is open for trading;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States as that term is defined in Regulation S;

“U.S. Person” means U.S. Person as that term is defined under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant” means a FT Warrant or a HD Warrant, having its terms and conditions set out in this Warrant Indenture;

“Warrant Agent” means Computershare Trust Company of Canada or its successors under this Indenture;

“Warrant Certificate” means a certificate evidencing one or more Warrants substantially in the form attached hereto as Schedule “A” for FT Warrants or Schedule “B” for HD Warrants;

“Warrant Share” means a FT Warrant Share or a HD Warrant Share; and

“Warrantholder” means the registered holder of an outstanding FT Warrant or HD Warrant.

The division of this Indenture into Articles, Sections, subsections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrants.

1.2	Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.3	Weekends and Holidays

If the date for the taking of any action under this Indenture (including, without limitation, the Expiry Date) expires on a non-Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.4	Meaning of “Outstanding”

Every Warrant represented by a Warrant Certificate countersigned by the Warrant Agent and delivered to the Warrantholder is deemed to be outstanding until the Expiry Time or until it is cancelled or delivered to the Warrant Agent for cancellation. Where a new Warrant Certificate has been issued pursuant to Section 2.7 to replace one which has been mutilated, lost, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates are counted for the purpose of determining the aggregate number of Warrants outstanding.

1.5	Time

Time is of the essence hereof and of the Warrant Certificates.

1.6	Applicable Law

This Indenture, the Warrants and the Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.7	Currency

A reference to currency means Canadian currency unless specifically indicated otherwise.

ARTICLE 2

ISSUE AND TRANSFER OF WARRANTS

2.1	Creation, Form and Terms of Warrants

(a)	The Company hereby creates and authorizes for issuance a maximum of up to 2,241,200 FT Warrants and up to 5,948,500 HD Warrants.

(b)
Subject to the provisions hereof, each FT Warrant entitles the holder thereof to acquire, upon payment of the Exercise Price, surrender of the original Warrant Certificate and completion of the Subscription Form attached hereto, one FT Warrant Share, provided that the number of FT Warrant Shares receivable on exercise of a FT Warrant and the Exercise Price thereof is subject to increase or decrease so as to give effect to the adjustments required by Article 4, at any time until the Expiry Time.

(c)
Subject to the provisions hereof, each HD Warrant entitles the holder thereof to acquire, upon payment of the Exercise Price, surrender of the original Warrant Certificate and completion of the Subscription Form attached hereto, one HD Warrant Share, provided that the number of HD Warrant Shares receivable on exercise of a HD Warrant and the Exercise Price thereof is subject to increase or decrease so as to give effect to the adjustments required by Article 4, at any time until the Expiry Time.

(d)
Subject to Section 2.10, the Warrants are issued in registered form and the Warrant Certificates will be substantially in the form attached as Schedule “A” or Schedule “B” hereto with, subject to the provisions of this Indenture, such additions, variations, or omissions as may from time to time be agreed upon between the Company and the Warrantholders.  All Warrants are, save as to denominations, of like tenor and effect.  The Warrant Certificates may be engraved, printed, lithographed, or partly in one form and partly in another, as the Company, with the approval of the Warrant Agent, may determine. No change in the form of the Warrant Certificates is required by reason of any adjustment made pursuant to Article 4 hereof in the number of Warrant Shares which may be acquired pursuant to the exercise of the Warrants.

(e)
All Warrant Certificates and all certificates issued prior to June 28, 2012 in exchange therefor or in substitution thereof, and in addition to any other legends which may be required pursuant to applicable securities law:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 28, 2012”

(f)
Each Warrant Certificate and all Warrant Shares originally issued to a U.S. Person, a person in the United States or for the account or benefit of a U.S. Person or a person in the United States and all certificates issued in exchange for or in substitution or on transfer of such Warrant Certificates and Warrant Shares will bear the following additional legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF CROSSHAIR ENERGY CORPORATION (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH

APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY  MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  IF THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER PURSUANT TO RULE 904 OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION FOR REMOVAL OF LEGEND SUBSTANTIALLY IN THE FORM ATTACHED AS SCHEDULE “C” TO THE WARRANT INDENTURE, AND, IF SO REQUIRED BY LAW AND COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

[if a Warrant: THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.   “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.]

provided, that if any such securities are being sold under Rule 904 of Regulation S under the U.S. Securities Act, and provided that the Company is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legends may be removed by (i) providing a declaration to the Warrant Agent in the form attached as Schedule "C" hereto and (ii) if required by law and the Warrant Agent, an opinion of counsel, of recognized standing reasonably satisfactory to the Company, or other evidence reasonably satisfactory to the Company, that the proposed transfer may be effected without registration under the U.S. Securities Act; and provided, further, that, if any such securities are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Warrant Agent and to the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company and the Warrant Agent, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws. The Company will confirm in writing to the Warrant Agent its satisfaction with the opinion of counsel and instructions regarding any legends.

(g)
The Warrants and the Common Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the laws of any state of the United States.  The Warrant Agent further understands and acknowledges that the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless the Warrants and the Common Shares issuable upon exercise of the Warrants have been registered under the U.S. Securities Act and the applicable securities legislation of any state of the United States or an exemption from such registration requirements is available.

(h)	The Warrants may only be exercised in accordance with the provision of Section 5.1 hereof or applicable procedures for book entry Warrants.

(i)
No Warrant Certificate evidencing any fraction of a Warrant shall be issued or otherwise provide for, and no person who purchases or holds a fraction of a Warrant shall be entitled to any cash or other consideration in lieu of any interest in or claim to any fraction of a Warrant and that fraction shall be rounded down to the next nearest whole number.

2.2	Transferability and Ownership of Warrants

(a)
The Company shall cause the Warrant Agent to keep at its Vancouver office an HD Warrant and FT Warrant register in which the Warrant Agent shall enter the names and addresses of the Warrantholders and particulars of the HD Warrants and FT Warrants held by them. The Warrant Agent shall cause the registers to be open at all reasonable times for inspection by the Company and any Warrantholder.

(b)
The Warrants may only be transferred in accordance with applicable securities laws and upon compliance with the conditions herein, on the register kept at the office of the Warrant Agent set forth in Section 2.2(a) by the Warrantholder (or its legal representatives or its attorney duly appointed) duly executing the transfer form substantially in the form attached to the Warrant Certificate and complying with such other reasonable requirements as the Company and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent.

(c)
Notwithstanding anything contained in this Indenture, or the Warrant Certificate, if a Warrant Certificate is tendered for transfer and bears the legends set forth in Section 2.1(f) hereof, the Warrant Agent shall not register such transfer unless the transfer is being made (A) to the Company, (B) outside the United States in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (C) in compliance with an exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available, or (D) in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, provided, that if any such securities are being sold pursuant to subsection (B) above under Rule 904 of Regulation S under the U.S. Securities Act, and provided that the Company is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legends may be removed by (i) providing a declaration to the Warrant Agent in the form attached as Schedule "C" hereto and (ii) if required by the Warrant Agent, an opinion of counsel, of recognized standing reasonably satisfactory to the Company, or other evidence reasonably satisfactory to the Company, that the proposed transfer may be effected without registration under the U.S. Securities Act; and provided, further, that, if any such securities are being sold pursuant to sub-sections (C) or (D) above, the legend may be removed by delivery to the Warrant Agent and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company and the Warrant Agent, that such legends are no longer required under applicable requirements of the U.S. Securities Act or state securities laws, and the Company will confirm such matters in writing to Warrant Agent confirming its satisfaction with opinion of counsel and instructions regarding any legends; and

(d)
Upon becoming a Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture. Upon registration of such transferee as the Warrantholder of the Warrant as reflected on the register of the Warrant Agent, the transferor shall cease to have any further rights under this Indenture with respect to such Warrant or Warrant Shares issuable in respect thereof.

(e)
Subject to the provisions of this Indenture and applicable law, the registered Warrantholder as reflected on the register of the Warrant Agent is entitled to the rights and privileges attaching to the Warrants, and the issue of Warrant Shares by the Company on exercise of Warrants by any Warrantholder thereof, in accordance with the terms and conditions herein contained, discharges all responsibilities of the Company and the Warrant Agent with respect to such Warrants and neither the Company nor the Warrant Agent is bound to inquire into the title of any such registered holder.

(f)
The Company and the Warrant Agent shall deem and treat the registered holder as reflected on the register of the Warrant Agent of any Warrant as the absolute legal and beneficial owner thereof for all purposes and neither the Company nor the Warrant Agent is affected by any notice to the contrary.

(g)
The Warrant Agent shall have no obligation to ensure or verify compliance with any Applicable Legislation or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares or other securities issued upon the exercise of any Warrants.  The Warrant Agent shall be entitled to process all transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Legislation and regulatory requirements and the terms of the Indenture and the related Warrant Certificates in the absence of prima facie evidence to the contrary.  The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the actual address of such Warrantholder and is also determinative of the residency of such Warrantholder and that the address of any transferee to whom any Warrants or Common Shares or other securities issuable upon the exercise of any Warrants are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

2.3	Warrantholders Not Shareholders

A Warrantholder is not deemed or regarded as a shareholder of the Company nor is such Warrantholder entitled to any voting or pre-emptive rights or any other rights which a holder of Common Shares would have except as is expressly provided in this Indenture and in the Warrant Certificates.

2.4	Warrants to Rank Pari Passu

All Warrants will rank pari passu with all other Warrants, whatever may be the actual dates of issue of the Warrant Certificates that evidence them.

2.5	Signing of Warrants

The Warrant Certificates shall be signed by any Director or officer of the Company.  The signature of such Director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signature will be binding upon the Company as if they had been manually signed by such Director or officer.  Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate and such Director or officer may no longer hold such position at the date of this Indenture or at the date of the countersigning and delivery of such Warrant Certificate, any Warrant Certificate signed as aforesaid shall be valid and binding upon the Company and the holder thereof shall be entitled to the benefits of this Indenture or Warrant Certificate.

2.6	Countersigning

No Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture, until the Warrant Certificate has been certified by manual signature by or on behalf of the Warrant Agent. The certification by or on behalf of the Warrant Agent on any Warrant Certificate is not construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrants or as to the performance by the Company of its obligations under this Indenture and the Warrant Agent is in no way liable or answerable for the use made of the Warrants. The certification of the Warrant Agent is, however, a representation and warranty of the Warrant Agent that the Warrant Certificate has been duly certified by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture or of the Warrant Certificate.

2.7	Loss, Mutilation, Destruction or Theft of Warrants

(a)
In case any of the Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company, in its discretion, may issue and deliver a new Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, the substituted Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Warrants issued hereunder.

(b)
The Warrantholder applying for the issue of a new Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company and the Warrant Agent in their discretion. The Company and the Warrant Agent may require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.8	Exchange of Warrants

A Warrantholder may at any time prior to the Expiry Time, by written instruction delivered to the Warrant Agent exchange Warrant Certificates for Warrant Certificates evidencing Warrants in other denominations entitling the Warrantholder to acquire in the aggregate the same number of Warrant Shares as it was entitled under the Warrant Certificates so surrendered, in which case the Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and an additional reasonable charge for every Warrant Certificate issued upon exchange. The Warrantholder surrendering such Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Warrant Certificate. The Company shall sign and the Warrant Agent shall countersign all Warrant Certificates necessary to carry out exchanges as aforesaid.

2.9	Purchase of Warrants for Cancellation

Subject to applicable law, the Company may, at any time or from time to time, purchase all or any of the Warrants in the market, by private contract or otherwise, on such terms as the Company and the seller may agree upon. All Warrants so purchased shall forthwith be delivered to the Warrant Agent and cancelled by the Warrant Agent and no Warrants shall be issued in substitution therefor.

2.10	Issue of Global Certificates

(a)
The Company may, at its sole option, specify, in a written order of the Company delivered to the Warrant Agent, that some or all of the Warrants (other than Warrants issued to or for the account or benefit of a U.S. Person or person in the United States) are to be represented by one or more Global Certificates registered in the name of the Depository or its nominee, and in such event the Company shall execute and the Warrant Agent shall certify and deliver one or more Global Certificates that shall:

(i)	represent the aggregate number of outstanding Warrants to be represented by such Global Certificate(s);

(ii)	be delivered by the Warrant Agent to the Depository or pursuant to the Depository’s instructions; and

(iii)	bear a legend substantially to the following effect:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO CROSSHAIR ENERGY CORPORATION (THE “ISSUER”) OR THE WARRANT AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME

AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

(b)	Transfers of beneficial ownership in any Warrant represented by a Global Certificate will be effected only:

(i)	with respect to the interest of a Participant, through records maintained by the Depository or its nominee for such Global Certificate, and

(ii)
with respect to the interest of any person other than a Participant, through records maintained by Participants. Beneficial Owners who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in Warrants represented by such Global Certificate may do so only through a Participant.

(c)
The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners and must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(d)
Each of the parties hereto acknowledges and agrees that such Warrantholders through their respective Participants are collectively entitled, under the terms hereof, to all of the rights accorded to registered holders of Warrants and are bound by all of the obligations of such Warrantholder.

(e)
Subject to subsections 2.10(f) and (g) and 5.1(b), neither the Company nor the Warrant Agent shall be under any obligation to deliver to any Participant or Beneficial Owner, nor shall any Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Warrants represented by a Global Certificate.  Beneficial Owners who are not Participants but who desire to exercise Warrants represented by a Global Certificate may do so only through a Participant in accordance with subsection 5.1(b).

(f)	If any Warrant is represented by a Global Certificate and any of the following events occurs:

(i)
the Depository or the Company has notified the Warrant Agent that (1) the Depository is unwilling or unable to continue as Depository or (2) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Company is unable to locate a qualified successor Depository within 90 days of delivery of such notice;

(ii)
the Company has determined, in its sole discretion, to terminate the book entry only system in respect of such Global Certificate and has communicated such determination to the Warrant Agent in writing;

(iii)	the Company or the Depository is required by applicable law to take the action contemplated in this Section 2.10(f); or

(iv)	the book entry only system administrated by the Depository ceases to exist,

then one or more definitive fully registered Warrant Certificates shall be executed by the Company and certified and delivered by the Warrant Agent to the Depository in exchange for the Global Certificate(s) held by the Depository.

(g)
Fully registered Warrant Certificates issued and exchanged pursuant to Section 2.10(f) shall be registered in such names and in such denominations as the Depository shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Warrants represented by the Global Certificate(s) so exchanged. Upon exchange of a Global Certificate for one or more Warrant Certificates in definitive form, such Global Certificate shall be cancelled by the Warrant Agent.

(h)
Notwithstanding anything herein or in the terms of the Warrant Certificates to the contrary, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)
the records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any Global Certificate (other than the applicable Depository or its nominee);

(ii)	maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest; or

(iii)
advice or representations made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

2.11	Transfer of Warrants Represented by Global Certificates

The provisions of Section 2.2 with respect to the transfer of Warrants are subject to the provisions of Section 2.10.

ARTICLE 3

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company represents, warrants, covenants and agrees with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders as follows:

3.1	To Issue Warrants and Reserve Warrant Shares

That it is duly authorized to create and issue the Warrants and that the Warrants, when issued and certified by the Warrant Agent will be valid and enforceable against the Company and that, subject to the provisions of this Indenture, the Company shall cause the Warrant Shares and the certificates representing the Warrant Shares from time to time acquired pursuant to the exercise of Warrants to be duly issued and delivered, upon payment of the Exercise Price, to the applicable Warrantholder. At all times while any of the Warrants are outstanding, the Company shall reserve and allot out of its authorized capital a number of Warrant Shares sufficient to enable the Company to meet its obligation to issue Warrant Shares in respect of the exercise of all Warrants outstanding from time to time. All Warrant Shares acquired pursuant to the exercise of the Warrants shall be fully paid and non-assessable.

3.2	To Execute Further Assurances

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3	To Carry On Business

That subject to the express provisions hereof, so long as any Warrants remain outstanding, it shall carry on and conduct and shall cause to be carried on and conducted its business in the same manner as heretofore carried on and conducted, provided, however, that the Company or any Subsidiary of the Company may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the Directors or officers of the Company or such Subsidiary of the Company, as the case may be, it would be advisable and in the best interests of the Company or such Subsidiary of the Company to do so; and subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 and Section 7.2 hereof) nothing herein contained shall prevent the amalgamation, consolidation, merger, sale, winding-up or liquidation of the Company or such Subsidiary of the Company or the abandonment of any rights and franchises of the Company or such Subsidiary of the Company if, in the opinion of the Directors or officers of the Company or such Subsidiary of the Company, as the case may be, it is advisable and in the best interest of the Company or of such Subsidiary of the Company to do so.

3.4	Reporting Issuer

That the Company is currently a reporting issuer not in default in each of the Designated Provinces and will use its commercially reasonable best efforts to maintain its status as a reporting issuer in the Designated Provinces for a period of two years, from the date hereof.

         3.5 Company not to Take any Action

The Company will not take any other action which might deprive the Warrantholders of the opportunity of exercising their right of purchase pursuant to the Warrants including, but not limited to, during the period of notice required by Section 4.5.

3.6	Listing on the Toronto Stock Exchange and NYSE AMEX

The Company will use its commercially reasonable best efforts to maintain the listing of its Common Shares on the TSX and NYSE AMEX and to use its commercially reasonable efforts to ensure that the Warrant Shares issued pursuant to the exercise of the Warrants are listed and posted for trading on the TSX and NYSE AMEX.

3.7	Compliance with Covenants

The Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture.

3.8	Warrant Agent Remuneration

The Company will pay the Warrant Agent such reasonable remuneration for its services hereunder as the Company and the Warrant Agent agree to from time to time and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the agency hereby created (including the reasonable compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ) until all duties of the Warrant Agent hereunder shall be finally and fully performed.

3.9	Corporate Existence

The Company is currently in good standing and will maintain its existence and use its commercially reasonable efforts to remain a corporation in good standing under the laws of British Columbia.

The issue of the Warrants does not and will not result in a breach by the Company of, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by the Company of any Applicable Legislation, and does not and will not conflict with any of the terms, conditions or provisions of the articles or resolutions of the Company or any trust indenture, loan agreement or any other agreement or instrument to which the Company is a party or by which it is contractually bound on the date of this Indenture.

3.10	Notice in Writing of any Material Default

The Company will promptly notify the Warrant Agent and the Warrantholders in writing of any material default under the terms of this Indenture which remains unrectified for more than 15 days following its occurrence.

3.11	Accounts for Third Parties

The Company hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by, the Warrant Agent in connection with this Agreement, for or to the credit of such party, either: (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

3.12	Filer at Time of Closing

The Company confirms that  it has either (i) a class of  securities registered pursuant to Section 12 of the US Securities Exchange Act;  or (ii) a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act, and has provided the Warrant Agent with an Officers’ Certificate (in a form provided by the Warrant Trustee certifying such reporting obligation and other information as requested by the Warrant Agent. The Company covenants that in the event that any such registration or reporting obligation shall be terminated by the Company in accordance with the US Securities Exchange Act, the Company shall promptly notify the Warrant Agent of such termination and such other information as the Warrant Agent may require at the time.  The Company acknowledges that Computershare is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

ARTICLE 4

ADJUSTMENT OF NUMBER AND PRICE OF WARRANT SHARES

4.1	Definitions

For the purposes of this Article 4, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below shall have the respective meanings specified therefor in this subsection:

(a)	“Adjustment Period” means the period commencing on the date hereof and ending at the Expiry Time;

(b)
 “Director” means a director of the Company for the time being and, unless otherwise specified herein, a reference to action “by the Directors” means action by the directors of the Company as a board or, whenever empowered, action by the executive committee of such board; and

(c)	“trading day” with respect to a stock exchange or over-the-counter market means a day on which such stock exchange or market is open for business.

4.2	Adjustments

Subject to compliance by the Company with all applicable securities laws and the requirements of the TSX and NYSE AMEX, the Exercise Price and the number of Warrant Shares issuable to the Warrantholder upon exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If at any time during the Adjustment Period the Company shall:

(i)
fix a record date for the issue of, or issue, Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, or other distribution (other than as a Dividend Paid in the Ordinary Course);

(ii)
fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(iii)	subdivide, redivide or change the outstanding Common Shares into a greater number of Common Shares; or

(iv)	reduce, combine or consolidate the outstanding Common Shares into a lesser number of Common Shares;

(any of such events in subclauses (i), (ii), (iii) and (iv) above being herein called a “Common Share Reorganization”), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to a price determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(A)	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date before giving effect to such Common Share Reorganization; and

(B)
the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares that would be outstanding had such securities all been exchanged for or converted into Common Shares on such date).

To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 4.2(a) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(b)
If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares, of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being herein called a “Rights Offering”), the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(i)	the numerator of which shall be the aggregate of:

(A)	the number of Common Shares outstanding on the record date for the Rights Offering; and

(B)	the quotient determined by dividing:

(1)
either (a) the product of the number of Common Shares issued during the Rights Period upon the exercise of the rights, warrants or options pursuant to the Rights Offering and the price at which such Common Shares are offered, or (b) the product of the exchange or conversion price of the securities so issued and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted during the Rights Period, as the case may be, by

(2)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)
the denominator of which shall be the aggregate of the number of Common Shares outstanding on the record date for the Rights Offering and the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this Section 4.2(b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 4.2(b) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants referred to in this Section 4.2(b), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(c)	If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the Common Shares of:

(i)	shares of the Company of any class other than Common Shares;

(ii)
rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Common Shares on such record date);

(iii)	evidences of indebtedness of the Company; or

(iv)	any property (including cash or securities) or assets of the Company,

and if such issue or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price shall, subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading be adjusted effective immediately after the record date for the Special Distribution to a price determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

(A)	the numerator of which shall be the difference between

(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

(2)
the fair market value on such record date, as determined by the Directors, whose determination shall be conclusive, which action shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution; and

(B)	the denominator of which shall be the product of the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 4.2(c) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this Section 4.2(c), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable immediately after such expiry, and shall be further readjusted in such manner upon the expiry of any further such right.

(d)	If at any time during the Adjustment Period there shall occur:

(i)
a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(ii)
a consolidation, amalgamation, arrangement pursuant to a plan of arrangement or merger of the Company with or into any other body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities; or

(iii)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another Company or entity;

(any of such events being herein called a “Capital Reorganization”), after the effective date of the Capital Reorganization the Warrantholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares to which the Warrantholder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If determined appropriate by the Company, acting reasonably, and subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Indenture with respect the rights and interest thereafter of the Warrantholder to the end that the provisions of this Indenture shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants. Any such adjustments shall be made by and set for in terms and conditions supplemental hereto approved by action by the Director and by the Warrant Agent, acting reasonably, and shall for all purposes be conclusively deemed to be appropriate adjustments. No Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Warrants shall thereafter be entitled to receive the number of Warrants (and upon exercise thereof, the number of Common Shares), as the case may be, or other securities or property of the Company or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 4.2(d).

(e)
If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of Sections 4.2(a) or (c) hereof, then the number of Warrant Shares purchasable upon the subsequent exercise of these Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

4.3	Rules

The following rules and procedures shall be applicable to adjustments made pursuant to this Article 4:

(a)
Subject to the following provisions of this Section 4.3, any adjustment is made pursuant to Section 4.2 hereof are cumulative and shall, in the case of adjustments to the Exercise Price be calculated to the nearest one-tenth of one cent and shall be made successively whenever an event referred to therein shall occur.

(b)
No adjustment in the Exercise Price shall be required unless the adjustment would result in a change of at least one per cent in the Exercise Price then in effect and no adjustment shall be made in the number of Warrant Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provisions of this Section 4.3(b) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of Section 4.2, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Warrant Shares issuable upon the exercise of the Warrants (except in respect of a consolidation of the outstanding Common Shares).

(c)
If at any time during the Adjustment Period the Company shall take any action affecting the Common Shares, other than an action or an event described in Section 4.2, which would have a material adverse effect upon the rights of Warrantholders, the Exercise Price and/or the number of Warrant Shares issuable upon the exercise of the Warrants shall be adjusted in such manner and at such time as the Directors may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the Directors so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares shall be conclusive evidence that the Directors have determined that it is equitable to make no adjustment in the circumstances.

(d)
No adjustment in the Exercise Price or in the number or kind of securities purchasable on the exercise of the Warrants shall be made in respect of any event described in this Article 4 if the Warrantholder is entitled to participate in such event on the same terms mutatis mutandis as if the Warrantholder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event.

(e)	If the Company sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Exercise Price or the number of Warrant Shares purchasable upon the exercise of the Warrants shall be required by reason of the setting of such record date.

(f)
In the absence of a resolution of the Directors fixing a record date for a Special Distribution or Rights Offering, the Company shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

(g)	No adjustment in the Exercise Price shall be made pursuant to Section 4.2 in respect of the issue from time to time:

(i)	of Warrant Shares purchasable on exercise of the Warrants;

(ii)
of a Dividend Paid in the Ordinary Course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend pursuant to a dividend reinvestment plan or similar plan adopted by the Company in accordance with the requirements of the TSX, NYSE AMEX and applicable securities laws;

(iii)
for greater certainty, of Common Shares pursuant to any stock options or stock option plans or stock purchase plans or other benefit plans in force at the date hereof for Directors, officers, employees, advisers or consultants of the Company, as such option or plan is amended or superseded from time to time in accordance with the requirements of the TSX, NYSE AMEX and applicable securities laws, and such other benefit plans as may be adopted by the Company in accordance with the requirements of the TSX, NYSE AMEX and applicable securities laws, and any such issue shall be deemed not to be a Common Share Reorganization or a Capital Reorganization.

(h)
In any case in which this Article 4 shall require that an adjustment shall become effective immediately after a record date for an event referred to in Section 4.2 hereof, the Company may defer, until the occurrence of such event:

(i)
issuing to the Warrantholder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Warrant Shares issuable upon such exercise by reason of the adjustment required by such event; and

(ii)	delivering to the Warrantholder any distribution declared with respect to such additional Warrant Shares after such record date and before such event,

provided, however, that the Company shall deliver to the Warrantholder an appropriate instrument evidencing the right of the Warrantholder, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Warrant Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Warrant Shares issuable on this exercise of the Warrants.

(i)
If a dispute shall at any time arise with respect to any adjustment of the Exercise Price or the number of Warrant Shares purchasable pursuant to the Warrants, such dispute shall be conclusively determined by the Company’s Auditors or if they are unable or unwilling to act by such other firm of independent chartered accountants as may be selected by the Directors and any such determination shall be binding upon the Company, the Warrant Agent and the Warrantholders.  Notwithstanding the foregoing, such determination shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading. Such auditors or accountants shall be provided access to all necessary records of the Company. In the event that any such determination is made, the Company shall deliver a certificate to the Warrant Agent and a notice to the Warrantholders in the manner contemplated in Section 9.2 describing such determination.

4.4	Taking of Actions

As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 4.2 hereof the Company shall take any corporate action which may, in the opinion of counsel to the Company, be necessary in order that the Company may have issued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable shares all of the Warrant Shares or other securities which the Warrantholder is entitled to receive in accordance with the provisions of this Article 4.

4.5	Notice

At least ten (10) days prior to any record date or effective date, as the case may be, for any event which requires or might require an adjustment in any of the rights of the Warrantholders under this Article 4, including the Exercise Price and the number of Warrant Shares which are purchasable under the Warrants, the Company shall deliver to the Warrant Agent and the Warrantholders a certificate of the Company specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this Section 4.5 has been given is not then determinable, the Company shall promptly after such adjustment is determinable deliver to the Warrant Agent and the Warrantholders a certificate providing the calculation of such adjustment. The Company hereby covenants and agrees that the register of transfers and share transfer books for the Common Shares will be open, and that the Company will not take any action which might deprive the Warrantholders of the opportunity of exercising the rights of subscription contained in the Warrants, during such ten day period.

4.6	Protection of Warrant Agent

The Warrant Agent:

(a)
is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.2, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c)
is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Warrant Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d)
shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company.

ARTICLE 5

EXERCISE AND EXPIRATION OF WARRANTS

5.1	Exercise of Warrants

(a)
A Warrantholder may, at any time before the Expiry Time, exercise all or any number of the Warrants which remain outstanding and are then held by the Warrantholder, by surrendering to the Warrant Agent the Warrant Certificate or certificates representing the number of Warrants to be exercised, together with a duly completed and executed exercise form(s) in the form attached to the Warrant Certificate(s) and a certified cheque, cashier’s cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Company in an amount equal to the Exercise Price in respect of each Warrant Share subscribed for. Upon the exercise of Warrants pursuant to this Section 5.1, the Warrant Shares issued upon the exercise of the Warrants, registered in the name or names specified by the Warrantholder so exercising, shall be delivered to the Warrantholder within a reasonable time, not exceeding three Business Days from the date the Warrant Agent received all of the documents set forth in this Section 5.1, duly completed.

(b)
A Beneficial Owner who desires to exercise his or her non-certificated Warrants evidenced by a security entitlement in respect of Warrants in a book-based securities registration system must do so by arranging through a Participant for the issuance of a physical Warrant Certificate and/or Warrant Exercise Form to be completed and delivered to the Warrant Agent together with such other documentation as the Company or the Warrant Agent may reasonably require, specifying the number of Warrant Shares subscribed for together with a certified cheque, bank draft, cashier’s cheque or money order in lawful money of Canada payable to or to the order of the Company at par in Vancouver, B.C. in an amount equal to the Exercise Price multiplied by the number of Shares being purchased.

(c)
The exercise form attached to the Warrant Certificates shall not be deemed to be duly completed if the name and mailing address of the holder do not appear legibly on such exercise form and such exercise form is not signed by the holder, his executors, administrators, other legal representatives or such holder’s attorney duly appointed.

(d)
If any of the Warrant Shares in respect of which the Warrants are exercised are to be issued to a person or persons other than the Warrantholder in accordance with the provisions of Section 2.2 hereof, the Warrantholder shall pay to the Warrant Agent such reasonable fees and all requisite stamp or security transfer taxes or other governmental charges eligible in connection with the issue of such Warrant Shares to such other person or persons or shall establish to the satisfaction of the Warrant Agent that such taxes and charges have been paid. If the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Subscription Form herein shall be guaranteed by a major Canadian Schedule I chartered bank or by a medallion signature guarantee from a member of a recognized Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax or shall have satisfied the Company, acting reasonably, that such tax has been paid or that no tax is due.

(e)
The Warrants and the Warrant Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the laws of any state of the United States. The Warrant Agent understands and agrees that the Warrants may only be exercised in the United States or by, or for the account or benefit of, a U.S. Person or person in the United States, if the Warrants and Warrant Shares are registered under the U.S. Securities Act or the exercise of the Warrants is exempt from such registration requirements and in compliance with all applicable state laws. Each Warrantholder must, at the time of exercise, provide written certification, as provided on the Exercise Form.

5.2	Effect of Exercise of Warrants

Upon the exercise and payment by the holder of the Warrants as provided in Section 5.1, the Warrant Shares shall thereupon be issued and each Warrantholder is, at the time of delivery of exercise and payment, deemed to have become the holder or holders of record of the Warrant Shares comprised therein, in respect of which the Warrants are exercised or are deemed to have been exercised. Subject to Section 4.2, the Warrant Shares issued upon the valid exercise of Warrants are only entitled to dividends declared in favour of shareholders of record on and after the date of exercise from which date such Warrant Shares are for all purposes deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

5.3	Partial Exercise of Warrants

A Warrantholder may exercise less than all of the Warrants held by such Warrantholder. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to receive, the

Warrantholder upon such exercise shall, in addition, be entitled to receive without charge therefor, a new Warrant Certificate(s) in respect of the balance of the Warrants represented by the surrendered Warrant Certificate and which are not then exercised.

5.4	Expiration of Warrants

After the Expiry Time, all rights under any Warrants in respect of which the right of exercise herein and therein provided for shall not theretofore have been exercised in accordance herewith and therewith shall wholly cease and terminate and such Warrant shall be void and have no effect.

5.5	Fractions of Shares

The Company shall not be required to issue fractional Warrant Shares upon the exercise of the Warrants evidenced hereby. In lieu of any fractional entitlement, the number of Warrant Shares issued to each former holder of Warrants shall be rounded down to the next whole number.

The Company shall not be required to issue fractional Warrant Shares in satisfaction of its obligations hereunder. If any fractional interest in a Warrant Share would be deliverable upon the exercise of a Warrant, the Company shall in lieu of delivering the fractional Warrant Shares therefor satisfy the right to receive such fractional interest by payment to the holder of such Warrant of an amount in cash equal (computed in the case of a fraction of a cent to the next lower cent) to the value of the fractional interest in a Warrant Share on the basis of the Current Market Price at the date of exercise of such Warrant.

5.6	Accounting and Recording,

(a)
The Warrant Agent shall promptly notify the Company with respect to Warrants exercised. The Warrant Agent shall record the particulars of the Warrants exercised which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5 and the number of Warrant Shares issued. Within three Business Days of the exercise of each Warrant pursuant to Section 5.1, the Warrant Agent shall, if requested by the Company, provide those particulars in writing to the Company.

(b)
The Warrant Agent shall promptly account to the Company with respect to the Warrants exercised and shall forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all monies received on the purchase of the Warrant Shares through the exercise of the Warrants. All such monies, and any securities or other instruments from time to time received by the Warrant Agent, shall be received in trust for the Company.

5.7	Issuance of Warrant Shares

(a)
All certificates for Warrant Shares, if issued before June 28, 2012, and all certificates issued in exchange therefore or in substitution thereof, if issued before June 28, 2012, shall bear the following legend, subject to any variations thereof and in addition to any other legends which may be required pursuant to applicable securities law:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 28, 2012.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE; AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX BEFORE JUNE 28, 2012.”

(b)
All certificates for Warrant Shares issued to any person who shall fail to certify to the Company at the time of exercise of the Warrants that it is not a U.S. Person and is not exercising the Warrants in the United States or for the account or benefit of a U.S. Person on the exercise of the Warrants shall, unless such Warrant Shares are registered under the U.S. Securities Act and all applicable state securities laws, have the following legend endorsed thereon:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF CROSSHAIR ENERGY CORPORATION (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY  MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  IF THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER PURSUANT TO RULE 904 OF

REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION FOR REMOVAL OF LEGEND SUBSTANTIALLY IN THE FORM ATTACHED AS SCHEDULE “C” TO THE WARRANT INDENTURE, AND, IF SO REQUIRED BY LAW AND COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

provided, that if any such securities are being sold under Rule 904 of Regulation S under the U.S. Securities Act, and provided that the Company is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legends may be removed by (i) providing a declaration to the Warrant Agent in the form attached as Schedule "C" hereto and (ii) if required by law and the Warrant Agent, an opinion of counsel, of recognized standing reasonably satisfactory to the Company, or other evidence reasonably satisfactory to the Company, that the proposed transfer may be effected without registration under the U.S. Securities Act; and provided, further, that, if any such securities are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Warrant Agent and to the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company and the Warrant Agent, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, and the Company shall confirm in writing to the Warrant Agent its satisfaction with the opinion of counsel and instructions regarding any legends.

ARTICLE 6

MEETINGS OF WARRANTHOLDERS

6.1	Definitions

In this Article 6 or otherwise in this Indenture:

(a)	“Adjourned Meeting” means a meeting adjourned in accordance with Section 6.8;

(b)
“Extraordinary Resolution” means a resolution proposed to be passed as an extraordinary resolution either: (i) at a Meeting at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the outstanding Warrants and passed by the affirmative vote of holders of not less than 66.66% of the outstanding Warrants represented at the meeting and voted on such resolution; or (ii) adopted by an instrument in writing signed by the holders representing not less than 66.66% of the outstanding Warrants; and

(c)	“Meeting” means a meeting of the Warrantholders.

6.2	Convening Meetings

The Warrant Agent or the Company may convene a Meeting at any time at the expense of the Company. Upon receipt of a written requisition signed in one or more counterparts by Warrantholders holding not less than 25% of the Warrants outstanding, the Warrant Agent or the Company shall convene a Meeting, provided that adequate provision has been made by the Company or the Warrantholders for the costs of convening and holding a Meeting.  If the Warrant Agent or the Company fails to convene the Meeting within 7 Business Days after being duly requisitioned to do so, the Warrantholders holding not less than 25% of the Warrants outstanding may themselves convene a Meeting the notice for which must be signed by a person that those Warrantholders specify, provided that the Warrant Agent and Company receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3	Place of Meeting

Every Meeting must be held in Vancouver, British Columbia or at such other place that the Warrant Agent and Company approve.

6.4	Notice

The Warrant Agent or the Company, as the case may be, shall give written notice of each Meeting to each Warrantholder, the Warrant Agent (unless the meeting has been called by the Warrant Agent) and the Company (unless the meeting has been called by the Company) in the manner specified in Article 9 at least 10 days before the date of the Meeting, subject to Applicable Legislation.  The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting and shall contain such information as is reasonably necessary to enable the Warrantholder to make a reasoned decision on the business to be transacted. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Company or the Warrant Agent to give notice of a Meeting or an Adjourned Meeting to a Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5	Persons Entitled to Attend

The Company may and the Warrant Agent shall, each by its authorized representatives, attend every Meeting and Adjourned Meeting but neither the Company nor the Warrant Agent has the right to vote. The legal advisors of the Company, Warrant Agent, and any Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Warrantholder.

6.6	Quorum

A quorum for a Meeting of the Warrantholders consists of two or more persons present in person and owning or representing by proxy not less than 10% of the Warrants then outstanding.

6.7	Chairman

The Warrant Agent shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 25 minutes after the time set for holding the Meeting or Adjourned Meeting, the Warrantholders and proxies for Warrantholders present shall choose a natural person to be chairman.

6.8	Adjourned Meeting

If a quorum of the Warrantholders is not be present within 30 minutes after the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given.  Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same.  No business shall be transacted at any meeting unless a quorum is present at the commencement of business.  At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 10% of the then outstanding Warrants.

6.9	Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting is decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion is not carried. Each Warrantholder or person representing a Warrantholder by proxy will be entitled to one vote.

6.10	Poll

When requested by a Warrantholder acting in person or by the proxy representing the Warrantholder, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the meeting. Except as otherwise required herein, including, but not limited to, a poll in relation to an Extraordinary Resolution, if a question has been put to a poll, that question is decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion is not carried. On a poll, each Warrantholder or proxy holder is entitled to one vote for every Warrant then outstanding and of which he is the registered holder or the proxy for the registered holder. A declaration made in good faith by the chairman that a resolution has been carried or lost is conclusive evidence thereof, in the absence of manifest error. In the case of joint registered Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Warrants of which they are joint registered holders.

6.11	Regulations

The Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a)	the setting of the record date for a meeting of holders of Warrants for the purpose of determining Warrantholders entitled to receive notice of and vote at such meeting;

(b)	the form of the instrument of proxy;

(c)	generally for the calling of meetings of Warrantholders and the conduct of business thereat; and

(d)	any other matter relating to the conduct of a meeting of Warrantholders.

A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Warrant Agent may permit Warrantholders to make proof of ownership in the manner the Warrant Agent approves.

6.12	Powers of Warrantholders

(a)	By Extraordinary Resolution, the Warrantholders may:

(i)
agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Warrant Agent in its capacity as warrant agent and as agreed to by the Warrant Agent hereunder or on behalf of the Warrantholders against the Company, which has been agreed to by the Company;

(ii)
direct and authorize the Warrant Agent to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

(iii)
direct the Warrant Agent to enforce any covenant on the part of the Company contained in this Indenture or to waive any default by the Company in compliance with any provisions of this indenture either unconditionally or upon any conditions specified in such resolution;

(iv)
assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Warrant Agent, based on the opinion of counsel to the Warrant Agent, to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(v)	without limiting the generality of subsections 6.12(a)(i) and (iv), assent to an extension of time thereunder;

(vi)	remove the Warrant Agent or its successor in office and to appoint a new warrant agent to take the place of the Warrant Agent so removed;

(vii)
upon the Warrant Agent being furnished with an indemnity and funding to cover its costs that is, in its discretion, sufficient, require the Warrant Agent to enforce any covenant of the Company contained in this Indenture or the Warrant Certificates, or to enforce any right of the Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(viii)
waive and direct the Warrant Agent to waive a default by the Company in complying with any of the provisions of this Indenture or the Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(ix)
assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; and

(x)	amend, alter, or repeal any resolution previously passed pursuant to this Section 6.12.

(b)
An Extraordinary Resolution of the Warrantholders is binding upon all the Warrantholders whether present or not present at the Meeting or Adjourned Meeting at which the Extraordinary Resolution was passed or whether or not assented to in writing, and each Warrantholder, the Warrant Agent and the Company shall give effect to the Extraordinary Resolution to the extent that the Extraordinary Resolution applies to such party.

6.13	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.14	Minutes of Meetings

The Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Warrant Agent for inspection by a Warrantholder or his authorized representative at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting of the Warrantholders, such minutes shall be prima facie evidence of the matters therein stated, and until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.15	Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Warrantholders holding at least 50% of the Warrants outstanding in the case of a resolution, or not less than 66.66% of the Warrants outstanding in the case of an Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, a resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.16	Binding Effect

A resolution of the Warrantholders passed pursuant to this Article 6 is binding upon all Warrantholders. Upon the passing of a Warrantholder’s resolution at a meeting of the Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.15 and delivery by the Company to the Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Warrantholders, the Warrant Agent is entitled to and shall give effect thereto.

6.17	Separate Meeting of holder of FT Warrants and HD Warrants

The provisions of Article 6 hereof shall apply mutatis mutandis with respect to matters affecting only the holders of FT Warrants or HD Warrants, as applicable.

ARTICLE 7

SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Company shall, when authorized by the Directors, and the Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a)
adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Warrant Agent are necessary or advisable, provided the same are not, in the opinion of the counsel of the Warrant Agent prejudicial to the interests of the Warrantholders;

(b)	adding to the covenants of the Company in this Indenture for the protection of the Warrantholders;

(c)
evidencing any succession (or successive successions), of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d)	making such provisions not inconsistent with this Indenture, based on the opinion of counsel, as may be deemed necessary or desirable with respect to matters or questions arising hereunder;

(e)	giving effect to an Extraordinary Resolution;

(f)
to rectify any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of counsel of the Warrant Agent, the rights of the Warrantholder are not prejudiced thereby;

(g)
adding to, removing or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates of different denominations, and making any modification in the form of the Warrant Certificate which does not affect the substance thereof or which is approved by counsel to the Company and which is not, in the opinion of counsel to the Warrant Agent, prejudicial to the interests Warrantholders;

(h)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the opinion of counsel; or

(i)	for any other purpose not inconsistent with the provisions of this Indenture, relying on the opinion of counsel.

7.2	Successor Corporation

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation (“successor corporation”), the successor corporation resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Company) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Company.

ARTICLE 8

CONCERNING THE WARRANT AGENT

8.1	Duties of Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to warrant agents, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interest of the Warrantholders and exercise that degree of care, diligence and skill that a reasonably prudent professional warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against liability for its own gross negligence, wilful misconduct or fraud. The Warrant Agent is not responsible for the application of funds advanced by the Warrantholders to the Company.

8.2	Action by Warrant Agent

The Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

If the Company shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent shall notify the Warrantholders of such failure on the part of the Company, upon receipt of written notice from the Company of such failure to perform, or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it.

8.3	Certificate of the Company

If in the administration of this Indenture, the Warrant Agent deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Warrant Agent may accept and rely on a certificate of the Company as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

8.4	Warrant Agent May Employ Experts or Agent

The Warrant Agent may, at the Company’s expense, employ or retain such lawyers, accountants, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Company shall reimburse the Warrant Agent for all disbursements, costs and expenses made or incurred by the Warrant Agent in the discharge of its duties and in the management of the agency hereunder. The Warrant Agent may rely and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the agency hereof. The Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, appraisers or other experts, advisers or agents employed by the Warrant Agent in good faith and in conformity with the standards of care contemplated in Section 8.1.

8.5	Resignation and Replacement of Warrant Agent

(a)
The Warrant Agent may resign its agency and be discharged from all further obligations hereunder by giving to the Company and the Warrantholders written notice at least 60 days before the effective date of the resignation. If the Warrant Agent resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new warrant agent. Failing such appointment by the Company or by the Warrantholders by Extraordinary Resolution, the retiring Warrant Agent or any Warrantholder may apply to a Judge of a court of competent jurisdiction on such notice as such Judge may direct, for the appointment of a new warrant agent. The Warrantholders may, by Extraordinary Resolution, remove the Warrant Agent (including a warrant agent appointed by the Company or by a Judge as aforesaid) and appoint a new warrant agent. On any new appointment, the new warrant agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Warrant Agent without any further assurance, conveyance, act or deed. If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Warrant Agent shall execute the same in favour of the new warrant agent.

(b)
Any company resulting from a merger, consolidation, arrangement or amalgamation of the Warrant Agent or any successor thereto to which the Warrant Agent for the time being is a party shall be the successor Warrant Agent under this Indenture without any further act.

8.6	Indenture Legislation

The Company and the Warrant Agent agree that each shall at all times in relating to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7	Notice

The Warrant Agent is not required to give notice to third parties, including the Warrantholders, of the execution of this Indenture.

8.8	Use of Proceeds

The Warrant Agent is in no way responsible for the use by the Company of the proceeds of the issue.

8.9	No Inquiries

The Warrant Agent is not bound to make any inquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Indenture, but is entitled to accept and act upon the resolutions, opinions, certificates or other documents. The Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Company of the Company’s covenants hereunder.

8.10	Warrant Agent Not Required to Give Security

The Warrant Agent is not required to give any bonds or security with respect to the execution or administration of the agency and powers of this Indenture.

8.11	No Conflict of Interest

The Warrant Agent represents to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Warrant Agent as an agent hereunder but if, notwithstanding the provisions of this Section 8.11, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Warrant Agent shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.12	Warrant Agent Not Ordinarily Bound

The Warrant Agent is not obligated to spend its own funds in connection with the commencement or continued exercise of its duties hereunder. The obligation of the Warrant Agent to exercise its duties hereunder is conditional upon Warrantholders furnishing, when required in writing to do so by the Warrant Agent, an indemnity reasonably satisfactory to the Warrant Agent, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against any loss, damage or liability by reason thereof.

8.13	Warrant Agent May Deal in Instruments

The Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

8.14	Recitals or Statements of Fact Made by Company

Subject to the provisions hereof, the Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Company only.

8.15	Warrant Agent’s Discretion Absolute

The Warrant Agent, except as herein otherwise provided, has, as regards all the duties, powers, authorities and discretions vested in it, absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof provided that its actions or omissions will not adversely affect the Warrantholders based on the advice of counsel.

8.16	No Representations as to Validity

The Warrant Agent is not:

(a)	under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or in respect of the validity or the execution of any Warrant issued hereunder;

(b)	responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; or

(c)
by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued as provided in this Indenture or in any Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.16 rests upon the Company and not upon the Warrant Agent and the failure of the Company to discharge any such duty and responsibility does not in any way render the Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

8.17	Acceptance of Agency

The Warrant Agent hereby accepts the agency of this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.18	Warrant Agent’s Authority to Carry on Business

The Warrant Agent represents to the Company that at the date hereof it is authorized to carry on business of a transfer agent in Canada. If, notwithstanding the provisions of this Section 8.18, it ceases to be authorized to carry on such business in Canada, the validity and enforceability of this Indenture and of the Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Warrant Agent shall, within 30 days after ceasing to be authorized to carry on such business in Canada, either become so authorized or resign in the manner and with the effects specified in Section 8.5.

8.19	Indemnification of Warrant Agent

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its officers, directors, employees and agents and each of their respective successors and assigns from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the gross negligence or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.20	Not Bound to Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

                      ARTICLE 9

NOTICES

9.1	Notice to Company and Warrant Agent

Any notice to the Company or the Warrant Agent under the provisions of this Indenture is valid and effective if in writing delivered or sent by telecopier:

(a)	to the Company at:

Crosshair Energy Corporation
Suite 1240, 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

Attention: Executive Chairman
Fax Number: (604) 681-8039

With a copy to:

Blake, Cassels & Graydon LLP
Suite 2600, 595 Burrard Street, PO Box 49314
Vancouver, British Columbia V7X 1L3

Attention: Bob Wooder
Fax Number: (604) 631-3309

(b)	to the Warrant Agent at:

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver British Columbia V6C 3B9

Attention: Manager, Corporate Trust
Fax Number: (604) 661-9403

and is deemed to have been effectively given on the date of delivery if delivered and on the first Business Day following the date of transmission if sent by facsimile.

9.2	Notice to Warrantholders

(a)
Unless herein otherwise expressly provided, any notice to be given hereunder to Warrantholders shall be deemed to be validly given if the notice is sent by first class mail, postage prepaid, addressed to the holder or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Warrant Agent and in the case of joint holders of any Warrants more than one address appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address, as the case may be, so appearing. Any notice so given shall be deemed to have been given on the day of delivery by hand or on the fifth Business Day following the date of the postmark on such notice if delivered by mail.

(b)
If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in the city of Vancouver, British Columbia; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

ARTICLE 10

POWER OF BOARD OF DIRECTORS

10.1	Board of Directors

In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the Directors, by any duly appointed committee of the Directors or by those officers of the Company authorized to exercise such acts.

                                 ARTICLE 11

SATISFACTION AND DISCHARGE OF INDENTURE

11.1	Satisfaction and Discharge

Upon the earlier of:

(a)	the date by which there shall have been delivered to the Warrant Agent for exercise or destruction all Warrant Certificates theretofore certified hereunder; and

(b)	the Expiry Time,

and if all certificates representing Common Shares, if any, required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of any force and effect and the Warrant Agent, on demand of and at the cost and expense of the Company and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.  Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Company hereunder shall remain in full force and effect and survive the termination of this Indenture.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1	Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

12.2	Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

12.3	Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

12.4	No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

12.5	Suits By Warrantholders

(a)
No Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any duty or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Warrantholders by Extraordinary Resolution have made a request to the Warrant Agent and the Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Warrantholders or any or them have furnished to the Warrant Agent, when so requested by the Warrant Agent sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Warrant Agent has failed to act within a reasonable time or the Warrant Agent has failed to actively pursue any such act or proceeding.

(b)
Subject to the provisions of this Section and otherwise in this Indenture, all of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders from time to time.

12.6	Enurement

This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns.

12.7	Rights of Rescission

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder’s funds which were paid on exercise have already been released to the Issuer by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Company and subsequently, the Company shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any underlying shares on the register, which may have already been issued upon the Warrant exercise.

[THE REMINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Company and the Warrant Agent have caused this Warrant Indenture to be executed by their duly authorized officers as of this 27th day of February, 2012.

CROSSHAIR ENERGY CORPORATION
“Sheila “Paine”
Name:	Sheila Paine
Title:	Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA
“Karl Burgess”
Name:	Karl Burgess
Title:	Corporate Trust Officer

“Gabriel Ducharme”
Name:	Gabriel Ducharme
Title:	Corporate Trust Officer

SCHEDULE “A”

SPECIMEN FORM OF FT WARRANT CERTIFICATE

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [JUNE •, 2012].

[For U.S. Persons, persons in the United States or persons acting for the account or benefit of a U.S. Person]

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF CROSSHAIR ENERGY CORPORATION (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  IF THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER PURSUANT TO RULE 904 OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION FOR REMOVAL OF LEGEND SUBSTANTIALLY IN THE FORM ATTACHED AS SCHEDULE “A” TO THIS WARRANT CERTIFICATE., AND, IF SO REQUIRED BY LAW AND COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.   “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

Warrant Certificate No. ●	Representing ● Warrants to acquire Common Shares
COMMON SHARE PURCHASE WARRANTS (FT)

OF

CROSSHAIR ENERGY CORPORATION

1. THIS CERTIFIES that, for value received, ●, the registered holder hereof (the “holder”) is entitled at any time prior to 2:00 p.m. (Vancouver time), on [February •, 2014] (“Time of Expiry”), to purchase for each common share purchase warrant (a “Warrant”) represented hereby one fully paid and non-assessable common share (a “Common Share”) of Crosshair Energy Corporation (the “Company”), by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its principal stock transfer office in Vancouver, British Columbia this Warrant Certificate with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of $0.70 per Common Share, subject to adjustment in certain events (the “Exercise Price”) by certified cheque, cashier’s cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Company.

2. The holder of this Warrant Certificate may subscribe for and purchase less than the full number of Common Shares of the Company entitled to be subscribed for and purchased hereunder.  In the event that the Holder subscribes for and purchases less than the full number of Common Shares entitled to be subscribed for and purchased under this Warrant Certificate prior to the Time of Expiry, the Company shall issue a new Warrant certificate to the Holder in the same form as this Warrant certificate with appropriate changes.

3. Upon acceptance hereof the holder hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part. In lieu of any fractional entitlement, the number of Common Shares issued to each former holder of Warrants shall be rounded down to the next whole number. The Warrants represented by this certificate shall be deemed to have been surrendered, and payment by certified cheque, cashier’s cheque, money order or bank draft shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its stock transfer office in the City of Vancouver, British Columbia.

4. Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Subscription Form herein shall be guaranteed by a major Canadian Schedule I chartered bank or by a medallion signature guarantee from a member of a recognized Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax or shall have satisfied the Company, acting reasonably, that such tax has been paid or that no tax is due) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise and upon due surrender of this Warrant Certificate and completion of the Exercise Form, the Warrant Agent shall deliver a certificate(s) representing such Common Shares to be delivered within a reasonable time, not exceeding three (3) Business Days from the date the Warrant Agent has all of the documents, duly completed, set forth in Section 5.1 of the Indenture (as defined below).

5. This Warrant Certificate represents Warrants of the Company issued or issuable under the provisions of this Indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Indenture”) dated as of [February •, 2012], between the Company and the Warrant Agent, which contains particulars of the rights of the holders of the Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Indenture will be available for inspection at the offices of the Warrant Agent in the City of Vancouver, British Columbia during normal business hours. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed thereto in the Indenture.

6. No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in the form attached hereto executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. The transfer of the Warrants evidenced hereby may be restricted by applicable securities laws. Holders are advised to consult their legal counsel in that regard. Compliance with the securities laws of any jurisdiction is the responsibility of the holder of this Warrant Certificate or its transferee, Subject to the provisions of the Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrants may be exchanged for Warrant Certificates entitling the holder thereof to acquire an equal aggregate number of Common Shares subject to adjustment as provided for in the Indenture. The Company and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Indenture expressly provided.

7. The Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the exercise price in certain events therein set forth.

8. The Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by Warrantholders holding a specified percentage of Warrants outstanding.

9. The Warrants and the Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws applicable therein. Time shall be of the essence hereof and of the Indenture.

10. Subject to applicable law, the Company may at any time or from time to time purchase any of the Warrants in the market, by private agreement or otherwise on such terms and conditions and at such price as the Company and the seller may agree upon. All Warrants so purchased shall forthwith be delivered to the Warrant Agent and cancelled by the Warrant Agent and no Warrants shall be issued in substitution therefor.

11. This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Indenture.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of the ____ day of February, 2012.

CROSSHAIR ENERGY CORPORATION
By:
Authorized Signing Officer

This Warrant Certificate represents Warrants referred to in the Indenture within mentioned.

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signing Officer

TRANSFER OF WARRANTS

TO:	CROSSHAIR ENERGY CORPORATION
c/o Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver British Columbia V6C 3B9

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

Name
Address

__________________________ of the Warrants registered in the name of the undersigned represented by the within certificate.

DATED this _________ day of ______________________, ____________.

Signature Guaranteed	Name of Warrantholder
Name of Authorized Representative	Signature of Warrantholder or Authorized Representative
Title or Capacity or Authorized Representative	Daytime Phone Number of Warrantholder or Authorized Representative

Note:
The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever, or accompanied by stock powers of attorney satisfactory to the Warrant Agent. The signature of the person executing this transfer must be guaranteed by an authorized officer of a major Canadian Schedule I chartered bank or by a medallion signature guarantee from a member recognized under the Medallion Guarantee Program, or in accordance with industry standards.

If the foregoing address is in the U.S., or if the transferee is a U.S. person, the transferee must complete the attached Acknowledgment of Transferee.

ACKNOWLEDGEMENT OF TRANSFEREE

(Required for Transferees in the United States or that are U. S. Persons (as defined in Regulation S under the United States Securities Act of 1933, as amended))

TO:           [Name of Transferor]

- and –

Crosshair Energy Corporation

The undersigned transferee of ______________ Warrants exercisable for shares of Crosshair Energy Corporation (the “Corporation”) hereby acknowledges that such Warrants are subject to the terms, conditions and provisions of the attached Warrant certificate.

The transfer is made pursuant to section ___________ of the Securities Act of ____________ (insert relevant provision(s) of applicable securities legislation).

The undersigned transferee hereby certifies that one of the following provisions applies to it (initial the applicable provision):

_____
(i) the undersigned is an “accredited investor’’ as defined in Rule 501(a) under the United States Securities Act of 1933, as amended, and acknowledges and agrees that the warrants that the undersigned is acquiring hereby, and the common shares of the Corporation issuable upon exercise of such warrants are not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be exercised by or on behalf of a U. S. Person (as defined in Regulation S under the U. S. Securities Act) or a person in the United States unless an exemption from registration is available; (ii) the undersigned acknowledges that it is acquiring the Shares for its own account for investment purposes only, and not with a view to any resale, distribution or other disposition in violation of the United States Securities Act of 1933, as amended, or applicable state securities laws; and (iii) it and its professional advisers have (1) had the opportunity to access and review the Corporation’s public Internet filings on the System for Electronic Document Analysis and Retrieval at www.sedar.com; (2) been provided the opportunity to ask questions and solicit information concerning the business and financial condition of the Corporation, have utilized such access to its full satisfaction and have received from the Corporation all information it has requested; and (3) such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of an investment in the  Shares.

Dated the ____ day of ________________, ______.

[TRANSFEREE]
By:
Name:
Title:

SUBSCRIPTION FORM

TO:	CROSSHAIR ENERGY CORPORATION
c/o Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver British Columbia V6C 3B9

The undersigned holder of the within Warrants hereby irrevocably subscribes for _________________ Common Shares of Crosshair Energy Corporation (the “Company”) at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Indenture and encloses herewith a certified cheque, cashier’s cheque, money order or bank draft payable to the order of Crosshair Energy Corporation in payment in full of the subscription price of the Common Shares hereby subscribed for. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Warrant Indenture dated as of February 27, 2012 between the Company and Computershare Trust Company of Canada.

The undersigned represents, warrants and certifies as follows:

One, only, of the following must be checked.

☐	A.
The undersigned holder (i) is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising the Warrants on behalf of a U.S. person or on behalf of a person in the United States; and (iii) represents and warrants that the acquisition of the Warrant Shares has occurred in an “offshore transaction,” as such term is defined in Regulation S promulgated under the U.S. Securities Act.

☐	B.
The undersigned (i) is the original subscriber of the Warrants and an "accredited investor" which satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act and is exercising the Warrant for its own account or the account of an "accredited investor" over which it exercises sole investment discretion, (ii) has had access to such current public information concerning the Company as it considered necessary in connection with its investment decision, (iii) understands that the Common Shares have not been registered under the U.S. Securities Act (iv) is not acquiring the Common Shares with a view to distribution thereof or with any present intention of offering or selling any of the Common Shares, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States in accordance with Rule 144 under the U.S. Securities Act, if applicable, and in compliance with applicable state securities laws; (v) acknowledges that it is not acquiring the Common Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; (vi) understands that the Common Shares acquirable on exercise of the Warrants are being offered in a transaction not involving any public offering within the United States within the meaning of U.S. Securities Act; and (vii) agrees to the restrictions on transfer and resale more fully described in the Indenture.

☐	C.
The undersigned holder has delivered to the Company and the Company’s transfer agent (i) a completed and executed a U.S. PURCHASER CERTIFICATION UPON EXERCISE OF WARRANTS in a form reasonably satisfactory to the Company or (ii) an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company and the Company’s transfer agent) or such other evidence reasonably satisfactory to the Company to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

Notes:

(1)	Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.

(2)
If Box C above is checked, holders are encouraged to consult with the Company and the Company’s transfer agent in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company and the Company’s transfer agent.

(3)
The undersigned holder understands that unless Box A above is checked the certificate representing the Warrant Shares issued upon exercise of the Warrants will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

The undersigned hereby directs that the said Common Shares be issued and delivered as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print. If securities are issued to a person other than the registered Warrantholder, the Transfer of Warrants Form must be completed and the holder must pay to the Warrant Agent all eligible taxes and the signature of the holder must be guaranteed by a major Canadian Schedule I chartered bank, a Canadian trust company or by a medallion signature guarantee from a member of a recognized Medallion Guarantee Program or in accordance with industry standards.)

DATED this ________ day of _______________________, _________.

Signature Guaranteed	Name of Warrantholder
Name of Authorized Representative	Signature of Warrantholder or Authorized Representative
Title or Capacity or Authorized Representative	Daytime Phone Number of Warrantholder or Authorized Representative

☐
Please check this box if the securities are to be picked up at the office where the Warrant Certificate is surrendered, failing which the securities will be mailed to the address shown on the register.

SCHEDULE “B”

SPECIMEN FORM OF HD WARRANT CERTIFICATE

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [JUNE •, 2012].”

[For U.S. Persons, persons in the United States or persons acting for the account or benefit of a U.S. Person]

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF CROSSHAIR ENERGY CORPORATION (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY  MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  IF THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER PURSUANT TO RULE 904 OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION FOR REMOVAL OF LEGEND SUBSTANTIALLY IN THE FORM ATTACHED AS SCHEDULE “C” TO THE WARRANT INDENTURE,  AND, IF SO REQUIRED BY LAW AND COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.   “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

Warrant Certificate No. ●	Representing ● Warrants to acquire Common Shares
COMMON SHARE PURCHASE WARRANTS (HD)

OF

CROSSHAIR ENERGY CORPORATION

1. THIS CERTIFIES that, for value received, ●, the registered holder hereof (the “holder”) is entitled at any time prior to 2:00 p.m. (Vancouver time), on [February •, 2014] (“Time of Expiry”), to purchase for each common share purchase warrant (a “Warrant”) represented hereby one fully paid and non-assessable common share (a “Common Share”) of Crosshair Energy Corporation (the “Company”), by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its principal stock transfer office in Vancouver, British Columbia this Warrant Certificate with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of $0.70 per Common Share, subject to adjustment in certain events (the “Exercise Price”) by certified cheque, cashier’s cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Company.

2. The holder of this Warrant Certificate may subscribe for and purchase less than the full number of Common Shares of the Company entitled to be subscribed for and purchased hereunder.  In the event that the Holder subscribes for and purchases less than the full number of Common Shares entitled to be subscribed for and purchased under this Warrant Certificate prior to the Time of Expiry, the Company shall issue a new Warrant certificate to the Holder in the same form as this Warrant certificate with appropriate changes.

3. Upon acceptance hereof the holder hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part. In lieu of any fractional entitlement, the number of Common Shares issued to each former holder of Warrants shall be rounded down to the next whole number. The Warrants represented by this certificate shall be deemed to have been surrendered, and payment by certified cheque, cashier’s cheque, money order or bank draft shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its stock transfer office in the City of Vancouver, British Columbia.

4. Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Subscription Form herein shall be guaranteed by a major Canadian Schedule I chartered bank or by a medallion signature guarantee from a member of a recognized Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax or shall have satisfied the Company, acting reasonably, that such tax has been paid or that no tax is due) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise and upon due surrender of this Warrant Certificate and completion of the Exercise Form, the Warrant Agent shall deliver a certificate(s) representing such Common Shares to be delivered within a reasonable time, not exceeding three (3) Business Days from the date the Warrant Agent has all of the documents, duly completed, set forth in Section 5.1 of the Indenture (as defined below).

5. This Warrant Certificate represents Warrants of the Company issued or issuable under the provisions of this Indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Indenture”) dated as of February 27, 2012, between the Company and the Warrant Agent, which contains particulars of the rights of the holders of the Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Indenture will be available for inspection at the offices of the Warrant Agent in the City of Vancouver, British Columbia during normal business hours. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed thereto in the Indenture.

6. No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in the form attached hereto executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. The transfer of the Warrants evidenced hereby may be restricted by applicable securities laws. Holders are advised to consult their legal counsel in that regard. Compliance with the securities laws of any jurisdiction is the responsibility of the holder of this Warrant Certificate or its transferee, Subject to the provisions of the Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrants may be exchanged for Warrant Certificates entitling the holder thereof to acquire an equal aggregate number of Common Shares subject to adjustment as provided for in the Indenture. The Company and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Indenture expressly provided.

7. The Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the exercise price in certain events therein set forth.

8. The Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by Warrantholders holding a specified percentage of Warrants outstanding.

9. The Warrants and the Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws applicable therein. Time shall be of the essence hereof and of the Indenture.

10. Subject to applicable law, the Company may at any time or from time to time purchase any of the Warrants in the market, by private agreement or otherwise on such terms and conditions and at such price as the Company and the seller may agree upon. All Warrants so purchased shall forthwith be delivered to the Warrant Agent and cancelled by the Warrant Agent and no Warrants shall be issued in substitution therefor.

11. This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Indenture.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of the ____ day of February, 2012.

CROSSHAIR ENERGY CORPORATION
By:
Authorized Signing Officer

This Warrant Certificate represents Warrants referred to in the Indenture within mentioned.

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signing Officer

TRANSFER OF WARRANTS

TO:	CROSSHAIR ENERGY CORPORATION
c/o Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver British Columbia V6C 3B9

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

Name
Address

__________________________ of the Warrants registered in the name of the undersigned represented by the within certificate.

DATED this _________ day of ______________________, ____________.

Signature Guaranteed	Name of Warrantholder
Name of Authorized Representative	Signature of Warrantholder or Authorized Representative
Title or Capacity or Authorized Representative	Daytime Phone Number of Warrantholder or Authorized Representative

Note:
The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever, or accompanied by stock powers of attorney satisfactory to the Warrant Agent. The signature of the person executing this transfer must be guaranteed by an authorized officer of a major Canadian Schedule I chartered bank or by a medallion signature guarantee from a member recognized under the Medallion Guarantee Program, or in accordance with industry standards.

If the foregoing address is in the U.S., or if the transferee is a U.S. person, the transferee must complete the attached Acknowledgment of Transferee.

ACKNOWLEDGEMENT OF TRANSFEREE

(Required for Transferees in the United States or that are U. S. Persons (as defined in Regulation S under the United States Securities Act of 1933, as amended))

TO:           [Name of Transferor]

- and –

Crosshair Energy Corporation

The undersigned transferee of ______________ Warrants exercisable for shares of Crosshair Energy Corporation (the “Corporation”) hereby acknowledges that such Warrants are subject to the terms, conditions and provisions of the attached Warrant certificate.

The transfer is made pursuant to section ___________ of the Securities Act of ____________ (insert relevant provision(s) of applicable securities legislation).

The undersigned transferee hereby certifies that one of the following provisions applies to it (initial the applicable provision):

_____
(i) the undersigned is an “accredited investor’’ as defined in Rule 501(a) under the United States Securities Act of 1933, as amended, and acknowledges and agrees that the warrants that the undersigned is acquiring hereby, and the common shares of the Corporation issuable upon exercise of such warrants are not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be exercised by or on behalf of a U. S. Person (as defined in Regulation S under the U. S. Securities Act) or a person in the United States unless an exemption from registration is available; (ii) the undersigned acknowledges that it is acquiring the Shares for its own account for investment purposes only, and not with a view to any resale, distribution or other disposition in violation of the United States Securities Act of 1933, as amended, or applicable state securities laws; and (iii) it and its professional advisers have (1) had the opportunity to access and review the Corporation’s public Internet filings on the System for Electronic Document Analysis and Retrieval at www.sedar.com; (2) been provided the opportunity to ask questions and solicit information concerning the business and financial condition of the Corporation, have utilized such access to its full satisfaction and have received from the Corporation all information it has requested; and (3) such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of an investment in the  Shares.

Dated the ______ day of _________________, ______.

[TRANSFEREE]
By:
Name:
Title:

SUBSCRIPTION FORM

TO:	CROSSHAIR ENERGY CORPORATION
c/o Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver British Columbia V6C 3B9

The undersigned holder of the within Warrants hereby irrevocably subscribes for _________________ Common Shares of Crosshair Energy Corporation (the “Company”) at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Indenture and encloses herewith a certified cheque, cashier’s cheque, money order or bank draft payable to the order of Crosshair Energy Corporation in payment in full of the subscription price of the Common Shares hereby subscribed for. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Warrant Indenture dated as of February 27, 2012 between the Company and Computershare Trust Company of Canada.

The undersigned represents, warrants and certifies as follows:

One, only, of the following must be checked.

☐	A.
The undersigned holder (i) is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising the Warrants on behalf of a U.S. person or on behalf of a person in the United States; and (iii) represents and warrants that the acquisition of the Warrant Shares has occurred in an “offshore transaction,” as such term is defined in Regulation S promulgated under the U.S. Securities Act.

☐	B.
The undersigned (i) is the original subscriber of the Warrants and an "accredited investor" which satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act and is exercising the Warrant for its own account or the account of an "accredited investor" over which it exercises sole investment discretion, (ii) has had access to such current public information concerning the Company as it considered necessary in connection with its investment decision, (iii) understands that the Common Shares have not been registered under the U.S. Securities Act (iv) is not acquiring the Common Shares with a view to distribution thereof or with any present intention of offering or selling any of the Common Shares, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States in accordance with Rule 144 under the U.S. Securities Act, if applicable, and in compliance with applicable state securities laws; (v) acknowledges that it is not acquiring the Common Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; (vi) understands that the Common Shares acquirable on exercise of the Warrants are being offered in a transaction not involving any public offering within the United States within the meaning of U.S. Securities Act; and (vii) agrees to the restrictions on transfer and resale more fully described in the Indenture.

☐	C.
The undersigned holder has delivered to the Company and the Company’s transfer agent (i) a completed and executed a U.S. PURCHASER CERTIFICATION UPON EXERCISE OF WARRANTS in a form reasonably satisfactory to the Corporation or (ii) an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company and the Company’s transfer agent) or such other evidence reasonably satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

Notes:

(1)	Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.

(2)
If Box C above is checked, holders are encouraged to consult with the Company and the Company’s transfer agent in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company and the Company’s transfer agent.

(3)
The undersigned holder understands that unless Box A above is checked the certificate representing the Warrant Shares issued upon exercise of the Warrants will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

The undersigned hereby directs that the said Common Shares be issued and delivered as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print. If securities are issued to a person other than the registered Warrantholder, the Transfer of Warrants Form must be completed and the holder must pay to the Warrant Agent all eligible taxes and the signature of the holder must be guaranteed by a major Canadian Schedule I chartered bank, a Canadian trust company or by a medallion signature guarantee from a member of a recognized Medallion Guarantee Program or in accordance with industry standards.)

DATED this ________ day of _______________________, _________.

Signature Guaranteed	Name of Warrantholder
Name of Authorized Representative	Signature of Warrantholder or Authorized Representative
Title or Capacity or Authorized Representative	Daytime Phone Number of Warrantholder or Authorized Representative

☐
Please check this box if the securities are to be picked up at the office where the Warrant Certificate is surrendered, failing which the securities will be mailed to the address shown on the register.

SCHEDULE “C”

DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada as Warrant Agent for the Warrants and registrar and transfer agent (the “Transfer Agent”) for the common shares of Crosshair Energy Corporation (the “Company”).

The undersigned (A) acknowledges that the sale or proposed sale of the securities represented by certificate number _______________, to which this declaration relates (the “Securities”), is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”), and (B) certifies and undertakes to the Company and the Transfer Agent that (1) the undersigned is not an “affiliate” (as defined in Rule 405 under the 1933 Act) of the Company and will not be an affiliate on the date of the offer and sale of the Securities; (2) the offer of the Securities will not be made to a person in the United States and either (a) at the time the buy order was originated, the buyer will be outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction will be executed on or through the facilities of the TSX or any other “designated offshore securities market” within the meaning of Rule 902(b) of Regulation S under the 1933 Act, and neither the seller nor any person acting on its behalf knows that the transaction has been or will be prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged or will be engaged in any “directed selling efforts” in connection with the offer and sale of the Securities; (4) the sale will be bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the 1933 Act); (5) the seller does not intend to replace the Securities with fungible unrestricted securities; (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act; and (7) the offer and sale of the Securities will be made no later than 90 calendar days from the date hereof or if not made during this period the undersigned undertakes to return the unsold Securities to the Transfer Agent  for the imposition or re-imposition of any  restrictive legends required under applicable securities laws.  Terms used herein have the meanings given to them by Regulation S under the 1933 Act.

By: __________________________________ Dated: ____________________________

Signature ____________________________________

Name (please print) _____________________________